FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

February 26, 2007

Item 3: News Release:

A news release dated and issued on February 26, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

Pacific North West Capital Corp. is pleased to announce that PFN and Stillwater Mining Company ('Stillwater') (NYSE: SWC) have entered into a non-binding Letter Agreement pertaining to ongoing exploration of the Goodnews Bay Platinum Project (“GBPP”), Alaska.

Item 5: Full Description of Material Change:

February 26, 2007, Vancouver, BC – Pacific North West Capital Corp. (`PFN’) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J), is pleased to announce that PFN and Stillwater Mining Company ('Stillwater') (NYSE: SWC) have entered into a non-binding Letter Agreement pertaining to ongoing exploration of the Goodnews Bay Platinum Project (“GBPP”), Alaska.  The Letter Agreement also provides for Stillwater to fund reconnaissance on other Alaskan PFN exploration projects with the provision for Stillwater to enter into option/joint venture agreements on the Goodnews Bay Project and 1 or more of the reconnaissance projects.

The GBPP agreement is subject to approval by Calista Corporation.  Calista Corporation is the second largest land owner of 13 regional Alaskan Native corporations formed in 1971 under the Alaska Native Claims Settlement Act (ANCSA).  Calista Corporation's land entitlements exceed 6.5 million acres in Southwest Alaska and contain several significant mineral occurrences, including Goodnews Bay (platinum) and Donlin Creek gold project (16.6 million ounces Measured plus Indicated and 17.1 million ounces Inferred). For more information on Calista visit their website www.calistacorp.com.

Under the terms of the Letter Agreement, Stillwater will spend $4 million to earn 50% of GBPP by December 31, 2010.  Stillwater may elect to increase its interest to 60% by incurring an additional $8 million in exploration expenditures within an additional two year period or upon completion of a Feasibility Study, whichever occurs first.  Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the Property into Commercial Production within an additional three years.

PFN will be the Project Manager during the option period, as defined in the Option Agreement, and will receive a management fee.

Reconnaissance Properties Option

Under the reconnaissance portion of the Letter Agreement, Stillwater will expend $500,000 in 2007 which will allow it to inspect several of PFN’s proposed projects and after the field season Stillwater may elect to continue participation in 1 or more projects by committing to fund the following year’s approved program for each elected project.

Stillwater Strategic Investment

On November 17, 2006, Stillwater acquired approximately 11% interest in PFN by completing a $2 million private placement.  On December 12, 2006, PFN announced a $0.47 private placement for $1 million in which Stillwater maintained their position by a proportionate investment in the placement.

The Goodnews Bay Project

On April 12, 2006, PFN announced that it has acquired a 100% working interest in a long-term exploration and mining lease on the Goodnews Bay ultramafic platinum complex located on the southwest coast of Alaska (Figure 1), approximately 550 air miles south-southwest of Anchorage. The Goodnews Bay Project is located near year round ice free tidewater and is road accessible from the village of Platinum, which has a public airstrip.

The mining lease, with Calista Corporation, encompasses an area of interest comprising about 82 square miles (212 square kilometres).  Previous placer operations in the streams draining the project area produced approximately 650,000 troy ounces of platinum.

2006 field exploration efforts focused on the Goodnews Bay ultramafic intrusion in the Susie Mt. area (Figure 2) of the project where historical exploration resulted in discovery of +1 gram per tonne platinum in rock and soil samples. The 2006 evaluation program consisted of basal soil samples, pan concentrate samples and rock samples in addition to reconnaissance scale prospecting.

Results released on January 29, 2007, from the 2006 programs provided significant encouragement with anomalous Pt values in the basal soil layer on the southwest flank of Susie Mountain with Pt values as high as 268 ppb.  The anomalous values are underlain by clinopyroxene dominated rocks. The approximate 650,000 ounces of placer platinum recovered from the Salmon River (Figure 2) likely originated from the deeply eroded Red Mountain massif.  The potential to find additional lode platinum in the geological units on Susie Mountain remains untested.

Based on the results of the 2006 field program as well as synthesis of previous work at Goodnews Bay, a series of soil, rock and pan concentrate sampling programs followed by surface trenching and/or diamond core drilling have been recommended for 2007.

About Stillwater Mining Company

Stillwater Mining Company is the only U.S. producer of palladium and platinum and is the largest primary producer of platinum group metals outside of South Africa and Russia. The Company's shares are traded on the New York Stock Exchange under the symbol SWC. Information on Stillwater Mining can be found at its Web site: www.stillwatermining.com

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is an exploration company focused on platinum group metal projects in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum). Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 65% interest by funding it through to production.  PFN is the Project Operator.

In late 2004 PFN established a Nickel Division and currently has an Option / Joint Venture in the Timmins Mining District with Xstrata Nickel (previously Falconbridge Ltd). An extensive geophysical and ground proofing exploration program has recently been completed. PFN has expended approximately $1.4 million on the project to date. A diamond drill program has been approved to evaluate EM conductors to depths of 200 meters south of the Montcalm Mine claims, Timmins, Ontario.  The targets are within the strike extension of the interpreted mine stratigraphy of the Montcalm Intrusive Complex (MIC).  A planned deep drill program on the Montcalm Mine Claims by Xstrata Nickel (formerly Falconbridge Limited) has just commenced and drilling on PFN claims will commence shortly after.

Pacific North West Capital Corp. is currently involved in an aggressive acquisition program with negotiations currently underway to add new PGM and base metal projects to its portfolio throughout 2007.  We remain committed towards developing new and existing projects by way of self-funding or Option / Joint Venture agreements with Major PGM and Base Metal companies.  PFN presently has approximately $5 million in working capital.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 26th day of February 2007.